Drake Star Securities LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Drake Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Third Avenue, 20th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregory Bedrosian	212-508-7111	gregory.bedrosian@drakestar.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WWC P.C.
(Name – if individual, state last, first, and middle name)

2010 Pioneer Court	San Mateo	CA	94403
(Address)	(City)	(State)	(Zip Code)

03/14/2004	1171
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Gregory Bedrosian</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Drake Star Securities LLC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public, State of Texas

County of   Montgomery   135131444

10/15/2028

Jade Collins

_____

Notary Public   Jade Collins

Electronically signed and notarized online using the Proof platform.

Signature:

_____

Title:

Managing Partner & CEO

_____

Jade Collins

ID NUMBER
135131444
COMMISSION EXPIRES
October 15, 2028

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Drake Star Securities LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS	
Cash	$ 4,446,376
Accounts receivable	94,549
Due from related party	830,814
Prepaid Expenses	50,563
Total assets	$ 5,422,302

LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 780,532
Deferred revenue	70,000
Total liabilities	850,532
Member's Equity (Note 4)	4,571,770
Total liabilities and Member's Equity	$ 5,422,302

The accompanying notes are an integral part of these financial statements.

Note 1-   **Nature of Business**
Drake Star Securities LLC (The "Company"), a Limited Liability Company, a wholly owned subsidiary of Drake Star Holding LLC (the "Parent") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic advisory services to technology, communications and media companies. Its primary services are private placement offerings and mergers and acquisitions.

The liability of the member is limited to its capital account.

Note 2-   **Summary of Significant Accounting Policies**

a)   **Revenue Recognition**
The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is recognized at the point in time that performance obligation under the arrangement is completed (the closing date of a merger, acquisition or fund-raising transaction) or the contract is cancelled. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition). Payment is due when services are performed.

b)   **Disaggregation of Revenue**
The company tracks its advisory revenue based on the size of the advisory fee.

Category	Year ending December 31, 2025
Deals $1 to $500,000	$1,722,863
Deals $500,001 to $1,000,000	$3,145,000
Deals $1,000,001 to $1,500,000	$2,275,000
Deals greater than $1,500,000	$2,400,000

c)   **Accounts Receivable**
Amounts due from customers arising from professional services are recorded at the outstanding amount, less allowance for losses. We regularly monitor the recoverability of our receivables.

Note 2a- Summary of Significant Accounting Policies (continued)

d) *Cash and Cash Equivalents*
The Company considers money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. Uninsured cash as of December 31, 2025, was $4,446,376.

e) *Income Taxes*
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

f) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

g) *Subsequent Events*
The Company has evaluated subsequent events through March 2, 2026, which is the date the financial statements were issued.

h) *Adoption of new accounting standards*
The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reporting segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 required incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that the Company operates as one reporting segment. For further discussion refer to Footnote 7, Reportable Segments

i) *Recently Issued Accounting Pronouncements*
In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. ASU 2024-03 requires public business entities to provide additional disaggregated expense disclosures within the notes to financial statements. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

Note 3- **Related Party Transaction**

The Company enters into transactions with a related party in the normal course of business. These transactions primarily include reimbursements of third-party expenses, conversions of related party balances into equity, and lease-related deposits. Unless otherwise contractually specified, related party balances are non-interest-bearing and payable on demand.

The activity in the due from (due to) related party balance for the year ended December 31, 2025 is as follows:

Due from (Due to) Related Party – Movement	Amount
Beginning Balance – January 1, 2025	(145,235)
Add:	
Cash transfers for shared expense reimbursements	6,626,000
Conversion of related party loan to equity	500,000
Deduct:	
Repayments Received from Drake Star Holdings	(1,110,910)
Expenses Paid by Related Party – Note 3a	(5,039,041)
Ending Balance – December 31, 2025	**830,814**

Note 3a- **Shared Expense Allocation**

The Company shares employee, office space, administrative and occupancy expenses with a Related Party. The Company recognizes its shares of expenses by an agreed allocation ration based on general resource consumption determined by the Related Party.

For the year ended December 31, 2025, the Related Party allocated approximately $5,039,041 of such expenses to the Company.

Shared Expense Allocation	Amount
Employee compensation, benefits and related payroll taxes	3,432,542
Professional fees and IT expenses	581,964
Insurance	551,476
Travel & entertainment	218,974
Rent and occupancy	199,968
Office expense	28,792
Marketing	25,325
Total	**5,039,041**

Note 4-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On December 31, 2025, the Company's net capital of $3,595,844 was $3,539,143 in excess of its required net capital of $56,702. The Company's net capital ratio was 23.65%.

Note 5-   **401(k) Plan**

The Company offers a defined contribution 401(k)-benefit plan which allows employee contributions up to 15% of their pre-tax compensation. The Company matches 100% of the employees' contributions up to 3% of their compensation and then 50% of an employee's additional contributions, up to 5% of compensation. The employer matching contribution expense was $67,799 for the year ending December 31, 2025. This expense was included as a component of employee compensation, benefits, and related payroll taxes in our statement of income for the year ending December 31, 2025.

Note 6-   **Commitments and Contingencies**

None Noted

Note 7 -   **Reportable Segments**

The company is engaged in a single line of business as a securities broker-dealer. The Company has identified its owner as the Chief Operation Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 4), which is a measure of liquidity and financial solvency, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant policies.

Note 8 -   **Subsequent Events**

The Company has assessed all events from December 31, 2025, through March 2, 2026, which is the date that this financial statement is available to be issued, and there are no material subsequent events that require disclosure in this financial statement.

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Drake Star Securities LLC

950 Third Avenue, 20th Floor
New York, NY, 10022

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Drake Star Securities LLC as of December 31, 2025, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Drake Star Securities LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Drake Star Securities LLC's management. Our responsibility is to express an opinion on Drake Star Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Drake Star Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

WWC, P.C.
We have served as Drake Star Securities LLC's auditor since 2022.

San Mateo, CA
March 2, 2026

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM